EXHIBIT 99.1

ITEM 1(A). RISK FACTORS

You should carefully consider the following risk factors, as well as other information contained in or incorporated by reference in this Annual Report on Form 10-K. The risks and uncertainties described below are those that we currently believe may materially affect us. Other risks and uncertainties that we do not presently consider to be material or of which we are not presently aware may become important factors that affect our company in the future. If any of the risks discussed below actually occur, our business, financial condition, operating results, or cash flows could be materially adversely affected.

Since our business is primarily transaction-based and dependent on trading volumes, the conditions in global financial markets and new laws and regulations as a result of such conditions may adversely affect our trading volumes and market liquidity.

Our business is primarily transaction-based, and declines in trading volumes and market liquidity would adversely affect our business and profitability. We earn transaction fees for transactions executed and cleared in our markets and from the provision of electronic trade confirmation services. We derived 87%, 89% and 89% of our consolidated revenues from our transaction-based business for the years ended December 31, 2012, 2011 and 2010, respectively. The success of our business depends on our ability to maintain and increase our trading volumes and the resulting transaction and clearing fees. Over the last few years, global financial markets have experienced significant and adverse conditions as a result of the financial crisis, including a freezing of credit, substantially increased volatility, outflows of customer funds and investments, uncertain regulatory and legislative changes, losses resulting from lower asset values, defaults on loans and reduced liquidity. Many of the financial services firms that have been adversely impacted by the financial crisis are active participants in our markets. The trading volumes in our markets could decline substantially if our market participants reduce their level of trading activity for any reason, such as:

•	a reduction in the number of market participants that use our platform;

•	a reduction in trading demand by customers or a decision to curtail or cease hedging or speculative trading;

•	regulatory or legislative changes that result in reduced trading activity;

•	heightened capital maintenance requirements resulting from new regulation or mandated reductions in existing leverage;

•	defaults by clearing members that have deposits in our clearing houses;

•	changes to our contract specifications that are not viewed favorably by our market participants;

•	reduced access to capital required to fund trading activities;

•	significant defaults by issuers of debt leading to market disruption or a lack of confidence in the market’s ability to process such defaults; or

•	increased instances of counterparty failure or the inability of CDS protection sellers to pay out contractual obligations upon the occurrence of a credit event.

A reduction in our overall trading volume would reduce our revenue and could also render our markets less attractive to market participants as a source of liquidity, which could result in further loss of trading volume and associated transaction-based revenues. Further, a reduction in trading volumes would likely result in a corresponding decrease in the demand for our market data, which would reduce our overall revenue.

Our business and operating results depend in large part on volatility in commodity prices generally and energy markets in particular and may be adversely impacted by domestic and international economic and market conditions.

Participants in the markets for energy and agricultural commodities trading pursue a range of trading strategies. While some participants trade to satisfy physical consumption needs, others seek to hedge contractual price risk or take speculative or arbitrage positions, seeking returns from price movements in different markets. Trading volume is driven primarily by the degree of volatility — the magnitude and frequency of fluctuations — in prices of commodities. Volatility increases the need to hedge contractual price risk and creates opportunities for speculative or arbitrage trading. Were there to be a sustained period of stability in the prices of commodities, we could experience lower trading volumes, slower growth or declines in revenues. In addition, a number of factors beyond our control may contribute to substantial fluctuations in our operating results.

Factors that are particularly likely to affect price volatility and price levels, and thus trading volumes and our operating results, include:

•	global and domestic economic, political and market conditions;

•	seasonality and weather conditions, including hurricanes, natural disasters and other significant weather events, and unnatural disasters like large oil spills that impact the production of commodities, and, in the case of energy commodities, production, refining and distribution facilities for oil and natural gas;

•	real and perceived supply and demand imbalances in the commodities underlying our products, particularly energy and agricultural products;

•	war and acts of terrorism;

•	legislative and regulatory changes;

•	credit quality of market participants and the availability of capital;

•	changes in the average rate per contract that we charge for trading or the amounts we charge for market data;

•	the number of trading days in a quarter;

•	broad trends in industry and finance, including consolidation in our industry, and the level and volatility of interest rates, fluctuating exchange rates, our hedging actions, and currency values; and

•	concerns over inflation and deflation.

Any one or more of these factors may reduce trading activity, which could reduce liquidity — the ability to find ready buyers and sellers at current prices — which in turn could further discourage existing and potential market participants and thus accelerate a decline in the level of trading activity in these markets. A significant decline in our trading volumes due to reduced volatility, lower prices or any other factor, could have a material adverse effect on our revenues since our transaction fees would decline reducing profitability since our revenues would decline faster than our expenses, some of which are fixed. Moreover, if these unfavorable conditions were to persist over a lengthy period of time and trading volumes were to decline substantially and for a long enough period, the liquidity of our markets, and the critical mass of transaction volume necessary to support viable markets, could be jeopardized.

Our revenues depend heavily upon trading volume in the markets for ICE Brent Crude and North American natural gas futures and options contracts. A decline in volume or in our market share in these contracts would jeopardize our growth and profitability.

Our revenues currently depend heavily on trading volume in the markets for ICE Brent Crude contracts and North American natural gas futures and options contracts. Trading in these contracts in the aggregate has represented 32%, 31% and 30% of our consolidated revenues for the years ended December 31, 2012, 2011 and 2010, respectively. A decline in the combined trading volume in these contracts would have a corresponding negative impact on our operating results and revenues.

Our cost structure is largely fixed. If our revenues decline and we are unable to reduce our costs, or if our expenses increase without a corresponding increase in revenues, our profitability will be adversely affected.

Our cost structure is largely fixed and we expect that it will continue to be largely fixed in the foreseeable future. We base our expectations of our cost structure on historical and expected levels of demand for our products and services as well as our fixed operating infrastructure, such as computer hardware and software, leases, hosting facilities and security and staffing levels. If demand for our current products and services decline, our revenues will decline. If demand for future products that we acquire or license is not to the level necessary to offset the cost of the acquisition or license, our net income would decline. For example, we have incurred significant costs to secure the exclusive license with Russell for listing Russell’s Index futures, the costs of which is being amortized over the next several years. We have to achieve certain volume levels to maintain exclusivity with respect to our licensing agreement with Russell and the failure to do so could materially impact the value we receive from the Russell investment. We may not be able to adjust our cost structure, at all or on a timely basis, to counteract a decrease in revenues or net income, which would adversely impact our revenues.

We intend to continue offering new products and to explore acquisition opportunities and strategic alliances relating to other businesses, products or technologies, which will involve risks. We may not be successful in identifying opportunities or integrating other businesses, products or technologies successfully with our business. Any such transaction also may not produce the results we anticipate.

We intend to launch new products and continue to explore and pursue acquisition and other opportunities to strengthen our business and grow our company. We may enter into business combination transactions, make acquisitions or enter into strategic partnerships, joint ventures or alliances, any of which may be material and will involve risks. Further, we may enter into or increase our presence in markets that already possess established competitors who may enjoy the protection of high barriers to entry. Attracting customers in certain countries may also be subject to a number of risks, including currency exchange rate risk, difficulties in enforcing agreements or collecting receivables, longer payment cycles, compliance with the laws or regulations of these countries, and political and regulatory uncertainties. In addition, we may spend substantial time and money developing new product offerings or improving current product offerings. If these product offerings are not successful, we may miss a potential market opportunity and not be able to offset the costs of such initiatives. For example, we face many risks in connection with our announced agreement to acquire NYSE Euronext. See “— Risks to ICE in connection with the acquisition of NYSE Euronext” below.

In addition, in light of consolidation in the exchange and clearing sector and competition for opportunities, we may be unable to identify strategic opportunities or we may be unable to negotiate or finance any future acquisition successfully. Our competitors could merge, making it more difficult for us to find appropriate entities to acquire or merge with and making it more difficult to compete in our industry due to the increased resources of our merged competitors. If we are required to raise capital by incurring additional debt or issuing additional equity for any reason in connection with a strategic acquisition or investment, we cannot assure you that any such financing will be available or that the terms of such financing will be favorable to us.

Also, offering new products and pursuing acquisitions requires substantial time and attention of our management team, which could prevent the management team from successfully overseeing other initiatives. As a result of any future acquisition, we may issue additional shares of our common stock that dilute shareholders’ ownership interest in us, expend cash, incur debt, assume contingent liabilities, inherit existing or pending litigation or create additional expenses related to amortizing intangible assets with estimable useful lives, any of which could harm our business, financial condition or results of operations and negatively impact our stock price.

We may fail to realize the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from our mergers and acquisitions, strategic joint ventures or investments, which could adversely affect the value of our common stock.

The success of our mergers and acquisitions will depend, in part, on our ability to realize the anticipated expense synergies, integration success and growth opportunities, as well as revenue growth trends. In general, we expect to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies. However, the process of integration may produce unforeseen regulatory and operating difficulties and expenditures and may divert the attention of management from the ongoing operation of our business.

Integration of acquired companies is complex and time consuming, and requires substantial resources and effort. The integration process and other disruptions resulting from the mergers or acquisitions may disrupt each company’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect our relationships with market participants, employees, regulators and others with whom we have business or other dealings or our ability to achieve the anticipated benefits of the merger or acquisition. We may not successfully achieve the integration objectives, and we may not realize the anticipated cost savings, revenue growth and synergies in full or at all, or it may take longer to realize them than expected.

We may not realize anticipated growth opportunities and other benefits from strategic investments or strategic joint ventures that we have entered into or may enter into in the future for a number of reasons, including regulatory or government approvals or changes, global market changes, contractual obligations, competing products and, in some instances, our lack of or limited control over the management of the business. Further, strategic initiatives that have historically been successful may not continue to be successful due to competitive threats, changing market conditions or the inability for the parties to extend the relationship into the future.

As discussed below under “— Risks to ICE in connection with the acquisition of NYSE Euronext,” we will face many of these risks and may fail to realize the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the acquisition.

We may be required to recognize impairments of our goodwill, other intangible assets or investments, which could adversely affect our results of operations or financial condition.

Under accounting principles generally accepted in the United States, the determination of the value of goodwill and other intangible assets with respect to our acquisitions and other investments requires management to make estimates and assumptions that affect our consolidated financial statements. As of December 31, 2012, we had goodwill of $1.9 billion and net other intangible assets of $799.0 million relating to our acquisitions, our purchase of trademarks and Internet domain names from various third parties, and the Russell licensing agreement. We also have $391.3 million in short-term investments relating to our equity security investment in Cetip S.A., or Cetip. We assess goodwill, other intangible assets and other investments and assets for impairment by applying a fair-value based test looking at historical performance, capital requirements and projected cash flows on an annual basis or more frequently if indicators of impairment arise.

We cannot assure you that we will not experience future events that may result in asset impairments. An impairment of the value of our existing goodwill, other intangible assets and other investments and assets could have a significant negative impact on our future operating results. For additional information on our goodwill, other intangible assets and short-term investments, refer to notes 5 and 7 to our consolidated financial statements and related notes and “Critical Accounting Policies — Goodwill and Other Identifiable Intangible Assets” in Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Annual Report on Form 10-K.

The derivatives and energy commodities trading industry has been and continues to be subject to increased legislation and regulatory scrutiny, and we face the risk of changes to our regulatory environment and business in the future, which may reduce our trading and clearing volumes or increase our cost of doing business.

Providing facilities to trade financial derivatives and energy products is one of our core businesses and financial reform legislation like the Dodd-Frank Act, has and will continue to impact many aspects of our business. Over the past two years, the CFTC has issued final rules to implement the Dodd-Frank Act. Most of the rules implementing new regulations for DCMs and DCOs are in effect, which provides us certainty over regulation in the United States, and our DCMs and DCOs are in compliance with these rules. In October 2012, we transitioned our OTC energy swaps business to energy futures listed on ICE Futures U.S. (for our U.S. natural gas, power and emissions contracts) and ICE Futures Europe (for our global oil and natural gas liquids products). Transitioning our energy OTC business to futures subjects us to the highest level of regulation in the United States and United Kingdom.

In October 2011, the CFTC issued final rules implementing a new position limit regime for energy and agricultural products. The rules would have placed CFTC administered aggregate position limits across exchanges in the spot month and across all months. On September 28, 2012, the U.S. District Court for the District of Columbia vacated the CFTC’s position limit rules finding that the CFTC made a mistake in interpreting the Dodd-Frank Act to require the CFTC to implement position limits. The CFTC is appealing the District Court’s rulemaking, but in the interim, the current position limit regime will remain in place until any appeal is resolved or until the CFTC promulgates a new position limit rule. An overly-restrictive position limit rule could impact trading in certain of our markets.

The Dodd-Frank Act also calls for the real time public reporting of OTC derivatives transactions. Since we currently sell our OTC data, a similar requirement to publicly report derivatives transactions could impact the revenue we derive from selling this data. In addition, the Dodd-Frank Act mandates clearing of most OTC derivatives. We operate an electronic trade confirmation business, eConfirm, that derives revenues from electronically confirming bilateral OTC transactions. Given that the number of OTC transactions will decrease as a result of the Dodd-Frank Act and that the proposed rules provide that any swap executed on a swap execution facility platform would be deemed “confirmed”, eConfirm’s business, and the revenue we receive from eConfirm, could be materially impacted. This could impact the revenue we would derive from eConfirm.

With respect to our clearing houses, the CFTC may attempt to increase competition in clearing by making various changes, including the manner in which we operate our clearing houses, such as determining who qualifies as a clearing member and implementing different risk management standards. These changes could impair the effectiveness and profitability of our clearing houses. For example, the Dodd-Frank Act and CFTC rules have an open access provision that would require a clearing house to accept swaps that originate from any swap execution facility or DCM if the clearing house already accepts the swap for clearing. In Europe, EMIR has a similar provision.

We have structured our entities to be able to provide a full service encompassing execution and clearing of futures, and clearing of swaps. In the European Union, proposals are under discussion to open access to clearing not just for swaps (which has already been achieved under EMIR) but for futures. These proposals are controversial and subject to change but have the potential to decrease the value of our clearing and trading businesses.

In the United States and Europe, regulators and lawmakers have discussed proposals to tax financial transactions or to assess user fees for market participants. For example, in the United States, there is discussion of assessing a user fee to fund the CFTC. In Europe, France enacted a tax on financial transactions, including a tax on high speed transactions and a tax on credit default swaps. Italy passed a similar financial transaction tax that will take effect in March 2013. In addition, there are discussions at the European Union level for a financial transaction tax framework to cover at least some European Union member states (given other European Union member states are firmly opposed to any such framework). In addition, the U.S. Congress may propose to eliminate the favorable “60/40” tax treatment for certain futures contracts. Taxes on financial transactions could reduce our trading volumes.

The negotiation of the latest Basel accord commonly known as Basel III has concluded and the next phase is the process of implementation in the major jurisdictions. In the implementation, regulators are deciding how much capital banks must hold in relation to clearing house default fund exposures. Increasing the amount of capital that banks must hold for cleared trades may make banks less willing to clear trades at our clearing houses. Further, EMIR proposes a proposal requiring clearing houses to use a two day holding period in the calculation of initial margin. Currently, for our energy markets, ICE Clear Europe uses a one day holding period in the calculation of initial margin. A change from a one day holding period to a two day holding period would increase the initial margin required to clear energy products at ICE Clear Europe.

Finally, the Financial Stability Oversight Committee, or FSOC, a regulatory body made up of the U.S. financial regulatory agencies, the Federal Reserve and the Department of Treasury, has designated ICE Clear Credit as a systemically important market utility under Title VIII of Dodd-Frank. While the CFTC and SEC have not finalized rules for systemically important institutions, this designation may result in higher regulation for ICE Clear Credit. Please see “Item 1 — Business — Regulation” above for additional information regarding new laws and regulations that impact our business.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, financial condition and operating results.

Our ability to comply with applicable complex and changing laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we have policies and procedures to identify, monitor and manage our risks, we cannot assure you that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed. Regulators periodically review our exchanges’ ability to self-regulate and our compliance with a variety of laws and self regulatory standards. If we fail to comply with these obligations, regulators could take a variety of actions that could impair our ability to conduct our business.

In addition, our regulators have broad enforcement powers to censure, fine, issue cease-and-desist orders or prohibit us from engaging in some of our businesses. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of non-compliance or alleged non-compliance with applicable laws or regulations, we could be subject to investigations and proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages which can be significant. Any of these outcomes would adversely affect our reputation, financial condition and operating results. In extreme cases, these outcomes could adversely affect our ability to continue to conduct our business.

Financial reform initiatives are occurring globally and we operate in many jurisdictions. ICE Futures Europe, through which we conduct our energy futures business, operates as a Recognized Investment Exchange in the United Kingdom. As a Recognized Investment Exchange, ICE Futures Europe has regulatory responsibility in its own right and is subject to supervision by the FSA pursuant to the FSMA. ICE Futures Europe is required under the FSMA to maintain sufficient financial resources, adequate systems and controls and effective arrangements for monitoring and disciplining its members. Likewise, ICE Futures U.S. operates as a DCM and as a self-regulatory organization. ICE Futures U.S. is responsible for ensuring that the exchange operates in accordance with existing rules and regulations, and must comply with eighteen core principles under the Commodity Exchange Act. The ability of each of ICE Futures Europe and ICE Futures U.S. to comply with all applicable laws and rules is largely dependent on its maintenance of compliance, surveillance, audit and reporting systems. We cannot assure you that these systems and procedures are fully effective. Failure to comply with current or future regulatory requirements could subject us to significant penalties, including termination of our ability to conduct our regulated energy futures business through ICE Futures Europe and our regulated energy, agricultural commodities, equity index and currency businesses through ICE Futures U.S.

The implementation of new legislation or regulations, or changes in or unfavorable interpretations of existing regulations by courts or regulatory bodies, could require us to incur significant compliance costs and impede our ability to operate, expand and enhance our electronic platform as necessary to remain competitive and grow our business. Regulatory changes inside or outside the United States or the United Kingdom could materially and adversely affect our business, financial condition and results of operations.

Owning clearing houses exposes us to risks, including the risk of defaults by clearing members clearing trades through our clearing houses, risks regarding investing the funds in the guaranty fund and held as security for original margin, and risks related to the cost of operating the clearing houses.

Operating clearing houses requires material ongoing expenditures and exposes us to various risks. There are risks inherent in operating a clearing house, including exposure to the market and counterparty risk of clearing members, defaults by clearing members and providing a return to the clearing members on the funds invested by the clearing houses, which could subject our business to substantial losses. For example, clearing members have placed an aggregate amount of cash in ICE Clear Europe relating to margin requirements and funding the guaranty funds of $16.0 billion as of December 31, 2012 and a total of $31.9 billion for all of our clearing houses. For ICE Clear Europe, these funds are swept and invested daily by JPMorgan Chase Bank N.A. and Citibank N.A. in accordance with our clearing house investment guidelines. Our clearing houses have an obligation to return margin payments and guaranty fund contributions to clearing members once the relevant clearing member’s exposure to the clearing house no longer exists. If the investment principal amount decreases in value, ICE Clear Europe will be liable for the shortfall. Further, if the number of large, well capitalized banks that are clearing members decreases, the concentration of risks within our clearing houses will be spread among a smaller pool of clearing members.

Although our clearing houses have policies and procedures to help ensure that clearing members can satisfy their obligations, such policies and procedures may not succeed in preventing losses after a counterparty’s default. In addition, the process for deriving margins and financial safeguards for our trading activity is complex, especially for CDS products, and although we believe that we have carefully analyzed the process for setting margins and our financial safeguards, there is no guarantee that our procedures will adequately protect us from the risks of clearing these products. We cannot assure you that these measures and safeguards will be sufficient to protect us from a default or that we will not be materially and adversely affected in the event of a significant default. We have contributed our own capital to the guaranty fund of the clearing houses that could be used in the event of a default where the defaulting clearing participant’s margins, the defaulting clearing participant’s guaranty fund contributions and non-defaulting clients net funds of the clearing participant are not sufficient to cover the default. Furthermore, the default of any one of the clearing members could subject our business to substantial losses and cause our customers to lose confidence in the guarantee of our clearing houses.

Our clearing houses hold substantial amounts of sovereign and government guaranteed agency debt securities as collateral for original margin and guaranty fund deposits and as security for cash investments and loans. A decline in the value of these securities or default by a sovereign government could subject our clearing houses to additional risks of default by their clearing members, or if a loan counterparty were to default, the value of the sovereign treasury securities held by our clearing houses may be insufficient on liquidation to recover the full loan value.

Our clearing houses hold a substantial amount of client assets as collateral, which comprise U.S. and other sovereign treasury securities. As of December 31, 2012, our clearing houses held $19.5 billion of non-cash collateral: $15.2 billion of this amount was comprised of U.S. Treasury securities, $413.0 million was comprised of Italian Treasury securities, $361.6 million was comprised of Spanish Treasury securities, $348.0 million was comprised of U.K. Treasury securities and $1.1 billion was comprised of other European and Canadian Treasury securities (none of which were issued by Greece or Portugal). Sovereign treasury securities have historically been viewed as one of the safest securities for clearing houses to hold due to the perceived credit worthiness of major governments, but the markets for such treasury securities have experienced significant volatility recently. Our clearing houses apply a haircut or discount on the value of the collateral to the market values for all sovereign securities held as collateral. The markets for such treasury securities have experienced significant volatility recently related to on-going financial challenges in some of the major European countries and leading up to the U.S. government’s negotiations regarding tax increases, spending cuts and raising the debt ceiling, which is the maximum amount of debt that the U.S. government can incur. The U.S. government will revisit the debt ceiling level and consider spending cuts again in the near future. In addition, if there is a collapse of the euro, our clearing houses would face significant expenses in changing their systems and such an event could cause a credit contraction and major swings in asset prices and exchange rates.

Notwithstanding the current intraday margin and valuation checks conducted by our clearing houses, our clearing houses will need to continue to monitor the volatility and value of U.S. and other sovereign treasury securities because if the value of these treasury securities declines significantly, our clearing houses will need to collect additional collateral from their clearing members, which may be difficult for the clearing members to supply in the event of an actual or threatened default by a sovereign government. In addition, our clearing houses may be required to impose a more significant haircut on the value of sovereign treasury securities posted as collateral if there is uncertainty regarding the future value of these securities, which would trigger additional collateral contributions by the clearing members. If a clearing member cannot supply the additional collateral, which may include cash deposits in a currency acceptable to the clearing house, the clearing house would deem the clearing member in default. If any clearing members default as a result of the reduction in value of their collateral, our clearing houses and trading business could suffer substantial losses as a result of the loss of our own capital that has been contributed to the clearing house’s guaranty fund, a reduction in the volume of cleared transactions and a loss of confidence by clearing members in the guaranty of the clearing houses.

Further, our clearing houses invest large sums of money in connection with their clearing operations and may hold sovereign securities as security for these deposits. Our clearing houses may find access to security in the loan market constrained and be unable to secure or maintain sufficient collateral to secure cash deposits made with authorized financial institutions if there is a threat that the U.S. government could default on its debt obligations. In that event, our clearing houses might make time deposits with banks, which are secured only to the value of FDIC insurance and therefore may in significant part be lost in the event of the insolvency of the loan counterparty. Our clearing houses that utilize time deposits currently manage such exposure by limiting the counterparties with which time deposits are made and the value of such loans. However, such limits may not be feasible in the event of a significant shortfall in available security for loans as a result of a potential default by the U.S. government. In such event our clearing houses may make time deposits with lesser credit worthy counterparties or increase the loan size limit for existing counterparties, which leads to more risks with respect to the funds held by the clearing houses and could lead to substantial losses.

We face intense competition that could materially and adversely affect our business. If we are not able to compete successfully, our business will be adversely impacted.

The global derivatives industry is highly competitive and we face intense competition in all aspects of our business. We believe competition in our industry is based on a number of important factors including, but not limited to, market liquidity, transparency, technology advancements, platform speed and reliability, regulatory differences, new and existing product offerings, pricing and risk management capabilities.

Our competitors, both domestic and international, are numerous. We currently compete with:

•	regulated, diversified futures exchanges globally that offer trading in a variety of asset classes similar to those offered by us such as energy, agriculture, equity index, credit derivatives markets and foreign exchange;

•	voice brokers active in the global commodities and credit markets;

•	existing and newly formed electronic trading platforms, service providers and other exchanges;

•	other clearing houses;

•	inter-dealer brokers; and

•	market data and information vendors.

In addition, in the future we may be forced to compete with consortiums of our customers that may pool their trading activity to establish new exchanges, trading platforms or clearing facilities. Recent trends towards the globalization of capital markets have resulted in greater mobility of capital, greater international participation in markets and increased competition among markets in different geographical areas. Competition in the market for derivatives trading and clearing has intensified as a result of consolidation, as we expand into new markets and as the market becomes more global in connection with the increase in electronic trading platforms and the desire by existing exchanges to diversify their product offerings. Further, a regional exchange in an emerging market country, such as Brazil, India or China, or a producer country, could attract enough trading activity to compete with our benchmark products. A decline in our fees due to competitive pressure, the inability to successfully launch new products or the loss of customers due to competition could lower our revenues, which would adversely affect our profitability. We cannot assure you that we will be able to continue to expand our product offerings, or that we will be able to retain our current customers or attract new customers. If we are not able to compete successfully our business could be materially impacted, including our ability to sustain as an operating entity.

If we complete the acquisition of NYSE Euronext, we will also compete with other exchanges for the short-term LIBOR interest rate markets, equity options and for the listing and trading of cash equities, exchange-traded funds, closed-end funds, structured products, as well as equity futures and other equity derivatives. Competition in these markets is intense, and exchanges and market participants compete based on factors similar to those discussed above.

If we are unable to keep up with rapid changes in technology and participant preferences, we may not be able to compete effectively.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and reliability of our electronic platforms and our proprietary technology. The financial services industry is characterized by rapid technological change, change in use patterns, change in client preferences, frequent product and service introductions and the emergence of new industry standards and practices. These changes could render our existing proprietary technology uncompetitive or obsolete. Our ability to pursue our strategic objectives, including increasing trading volumes on our trading platforms, as well as our ability to continue to grow our business, will depend, in part, on our ability to:

•	enhance our existing services and maintain and improve the functionality, speed and reliability of our electronic platform, in particular, reducing network downtime or disruptions;

•	develop or license new technologies that address the increasingly sophisticated and varied needs of our participants;

•	increase trading and clearing system functionality to support future growth;

•	continue to build on technology provided to customers and maintain or grow the use of WebICE by our customers;

•	anticipate and respond to technological advances, customer demands and emerging industry practices on a cost-effective and timely basis; and

•	continue to attract and retain highly skilled technology staff to maintain and develop our existing technology and to adapt to and manage emerging technologies while attempting to keep our employee headcount low.

We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology to our participants’ requirements or emerging industry standards in a timely and cost-effective manner. Any failure to remain abreast of industry standards in technology and to be responsive to participant preferences could cause our market share to decline and negatively impact our revenues.

Our business may be harmed by computer and communications systems failures and delays.

We support and maintain many of the systems that comprise our electronic platforms. Our failure to monitor or maintain these systems, or to find replacements for defective components within a system in a timely and cost-effective manner when necessary, could have a material adverse effect on our ability to conduct our business. Although we fully replicate our primary data center, our redundant systems or disaster recovery plans may prove to be inadequate in the event of a systems failure or cyber-security breach. Our systems, or those of our third party providers, may fail or be shut down or, due to capacity constraints, may operate slowly, causing one or more of the following:

•	unanticipated disruption in service to our participants;

•	slower response time and delays in our participants’ trade execution and processing;

•	failed settlement by participants to whom we provide trade confirmation or clearing services;

•	incomplete or inaccurate accounting, recording or processing of trades;

•	failure to complete the clearing house margin settlement process resulting in significant financial risk;

•	our distribution of inaccurate or untimely market data to participants who rely on this data in their trading activity; and

•	financial loss.

We could experience system failures due to power or telecommunications failures, human error on our part or on the part of our vendors or participants, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism or terrorism and similar events. In these instances, our disaster recovery plan may prove ineffective. If any one or more of these situations were to arise, they could result in damage to our business reputation, participant dissatisfaction with our electronic platform, prompting participants to trade elsewhere, or exposure to litigation or regulatory sanctions. As a consequence, our business, financial condition and results of operations could suffer materially.

Our regulated business operations generally require that our trade execution and communications systems be able to handle anticipated present and future peak trading volume. Heavy use of computer systems during peak trading times or at times of unusual market volatility could cause those systems to operate slowly or even to fail for periods of time. However, we cannot assure you that our estimates of future trading volume will be accurate or that our systems will always be able to accommodate actual trading volume without failure or degradation of performance.

Although many of our systems are designed to accommodate additional volume and products and services without redesign or replacement, we will need to continue to make significant investments in additional hardware and software and telecommunications infrastructure to accommodate the increases in volume of order and trading transaction traffic and to provide processing and clearing services to third parties. If we cannot increase the capacity and capabilities of our systems to accommodate an increasing volume of transactions and to execute our business strategy, our ability to maintain or expand our businesses would be adversely affected.

Our systems and those of our third party service providers may be vulnerable to security risks, hacking and cyber attacks, especially in light of our role in the global financial marketplace, which could result in wrongful use of our information, or which could make our participants reluctant to use our electronic platform.

We regard the secure transmission of confidential information and the ability to continuously transact and clear on our electronic platforms as critical elements of our operations. Our networks and those of our participants, our third party service providers and external market infrastructures, may, however, be vulnerable to unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, firewall or encryption failures and other security problems. Recently, the financial services industry has been targeted for purposes of fraud, political protest, and activism. Further, former employees of certain companies in the financial sector have misappropriated trade secrets or stolen source code in the past and we could be a target for such illegal acts in the future. There also may be system or network disruptions if new or upgraded systems are defective or not tested and installed properly.

For example, phishing and hacking incidents in Europe as reported in the press have resulted in unauthorized transfers of certain affected European Union emissions allowances, or EUAs, from accounts in various European registries, none of which were operated by ICE. The affected EUAs have been transferred between registry accounts and eventually some affected EUAs were delivered by clearing members to the clearing house’s registered accounts in the United Kingdom pursuant to delivery obligations under relevant ICE Futures Europe contracts. Further, some affected EUAs were delivered to ICE Clear Europe’s registered accounts in the United Kingdom as collateral. We are also aware of litigation between some market participants in connection with these stolen certificates and it is possible that we could be joined to such litigation in the future.

Although we have not been the victim of cyber attacks or other cyber incidents that have had a material impact on our operations or financial condition, we have from time to time experienced cyber security breaches such as computer viruses and similar information technology violations that are typical for a company of our size that operates in the global financial marketplace. As part of our overall risk management program, we operate an internal Information Security Incident Management program that is designed to detect and mitigate cyber incidents and that has detected and mitigated such incidents in the past. Although we intend to implement additional industry standard security measures in the future to the extent necessary to maintain the effectiveness of our Information Security Incident Management program, we cannot assure you that these measures will be sufficient to protect our business against attacks, losses or reduced trading volume in our markets as a result of any security breach, hacking or cyber attack. We will continue to employ resources to monitor our electronic platforms and protect our infrastructure against security breaches and misappropriation of our intellectual property assets. While our security measures and Information Security Incident Management program have been successful in mitigating past cyber incidents, there is no guarantee that they will continue to be successful in blocking these threats in the future. The measures we take may prove insufficient in the future depending upon the attack or threat posed, which could result in reputational damage, could cause system failures or delays that could cause us to lose customers, experience lower current and future trading volumes or incur significant liabilities or could have a negative impact on our competitive position.

Fluctuations in foreign currency exchange rates may adversely affect our financial results.

Since we conduct operations in several different countries, including the United States, several European countries and Canada, substantial portions of our revenues, expenses, assets and liabilities are denominated in U.S. dollars, pounds sterling, euros and Canadian dollars. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against the other currencies will affect our net operating revenues, operating income and the value of balance sheet items denominated in foreign currencies.

Although we have entered into hedging transactions and may enter into additional hedging transactions in the future to help mitigate our foreign exchange risk exposure, these hedging arrangements may not be effective, particularly in the event of imprecise forecasts of the levels of our non-U.S. denominated assets and liabilities. Accordingly, if there are adverse movements in exchange rates, we may suffer significant losses, which would adversely affect our operating results and financial condition.

Our investment in businesses outside of the United States, in particular, our investments in Cetip and Brix Energia e Futuros S.A., or BRIX, a Brazilian marketplace for electric power, could subject us to investment and currency translation risk.

We have investments outside of the United States that expose us to investment and currency translation risks. In particular, we acquired 31.6 million shares, or 12%, of the common stock of Cetip for an aggregate consideration of $514.1 million in cash on July 15, 2011. We also have a partnership in BRIX, which is a Brazilian marketplace for trading electric power. We account for our investment in Cetip as an available-for-sale investment. As of December 31, 2012, the fair value of the Cetip equity security investment was $391.3 million, which was classified as a long-term investment in our consolidated balance sheet, and the unrealized loss was $122.8 million as of December 31, 2012. The unrealized loss primarily resulted from foreign currency translation losses relating to the decrease in value of the Brazilian real relative to the U.S. dollar from July 15, 2011 through December 31, 2012. Our investment in Cetip was recorded in and is held in Brazilian reais.

Cetip’s ability to maintain or expand its business is subject to many of the same types of risks to which we are subject. Additionally, its stock is valued in Brazilian real, which subjects us to currency translation risk. There is no guarantee that our investment in Cetip or our partnership in BRIX will be successful or that we will be able to sell our shares at prices and terms favorable to us. Further, a decrease in value of the Brazilian real or other currencies where we have investments would decrease the value of our investments in these foreign jurisdictions and would have a negative impact on our financial statements.

Owning and operating voice broker businesses exposes us to additional risk and these businesses are largely dependent on their broker-dealer clients. These clients are not restricted from transacting or processing transactions directly, or through their own proprietary or third-party platforms, and the Dodd-Frank Act will change the way voice brokers can conduct their business.

Our voice broker business is primarily transaction-based and it provides brokerage services to clients primarily in the form of agency transactions, although it also engages in a limited number of matched principal transactions. In agency transactions, customers pay transaction fees for trade execution services in which we connect buyers and sellers who settle their transactions directly. In matched principal transactions (also known as “risk-less principal” transactions), we agree to buy instruments from one customer and sell them to another customer. The amount of the fee generally depends on the spread between the buy and sell price of the security that is brokered. Such transactions leave Creditex, which is the subsidiary that engages in these transactions, with risk as principal on a transaction. The majority of the Creditex transactions are agency transactions and the matched principal transactions accounted for approximately 7% of the total transactions for Creditex for the year ended December 31, 2012. With respect to matched principal transactions, a counterparty to a matched principal transaction may fail to fulfill its obligations, or Creditex may face liability for an unmatched trade. Declines in trading volumes in credit derivatives would adversely affect the revenues we derive from Creditex. We also face the risk of not being able to collect transaction or processing fees charged to customers for brokerage services and processing services we provide.

None of Creditex’s clients are contractually or otherwise obligated to continue to use our services and our agreements with these clients are generally not exclusive and these clients may terminate such agreements and enter into, and in some cases have entered into, similar agreements with our competitors. Additionally, many of our clients are involved in other ventures, including other electronic trading and processing platforms, as trading participants or as equity holders, and such ventures or newly created ventures may compete with us.

Any infringement by us of intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or increase the cost of providing, our products and services.

Patents and other intellectual property rights are increasingly important as additional electronic components are used in trading and patents and other intellectual property rights of third parties may have an important bearing on our ability to offer certain of our products and services. Our competitors, as well as other companies and individuals, may have obtained, and may be expected to obtain in the future, patent rights related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents that may pose a risk of infringement by our products and services. In addition, some patent applications in the United States are confidential until a patent is issued, and therefore we cannot evaluate the extent to which our products and services may be covered or asserted to be covered in pending patent applications. Thus, we cannot be sure that our products and services do not infringe on the rights of others or that others will not make claims of infringement against us. Further, our competitors may claim other intellectual property rights over information that is used by us in our product offerings.

In addition, if one or more of our products or services is found to infringe patents held by others, we may be required to stop developing or marketing the products or services, obtain licenses to develop and market the products or services from the holders of the patents or redesign the products or services in such a way as to avoid infringing the patents. We also could be required to pay damages if we were found to infringe patents held by others, which could materially adversely affect our business, financial condition and operating results. We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such licenses would be available or, if available, whether we would be able to obtain such licenses on commercially reasonable terms. If we were unable to obtain such licenses, we may not be able to redesign our products or services at a reasonable cost to avoid infringement, which could materially adversely affect our business, financial condition and operating results.

Some of the proprietary technology we employ may be vulnerable to infringement by others.

Our business is dependent on proprietary technology and other intellectual property that we own or license from third parties. Despite precautions we have taken or may take to protect our intellectual property rights, third parties could copy or otherwise obtain and use our proprietary technology without authorization. It may be difficult for us to monitor unauthorized use of our intellectual property. We cannot assure you that the steps that we have taken will prevent misappropriation of our proprietary technology or intellectual property.

We have filed patent applications in the United States, Europe and in other jurisdictions on a number of aspects of our electronic trading system and trade confirmation systems. We cannot assure you that we will obtain any final patents covering these services, nor can we predict the scope of any patents issued. In addition, we cannot assure you that any patent issued will be effective to protect this intellectual property against misappropriation or infringement. Third parties in Europe or elsewhere could acquire patents covering this or other intellectual property for which we obtain patents in the United States, or equivalent intellectual property, as a result of differences in local laws affecting patentability and patent validity. Third parties in other jurisdictions might also misappropriate or infringe our intellectual property rights with impunity if intellectual property protection laws are not actively enforced in those jurisdictions. Patent infringement and/or the grant of parallel patents would erode the value of our intellectual property.

In addition, we may need to resort to litigation to enforce our intellectual property rights, protect our trade secrets, and determine the validity and scope of the intellectual property rights of others or defend ourselves from claims of infringement. We may not receive an adequate remedy for any infringement of our intellectual property rights, and we may incur substantial costs and diversion of resources and the attention of management as a result of litigation, even if we prevail. As a result, we may choose not to enforce our infringed intellectual property rights, depending on our strategic evaluation and judgment regarding the best use of our resources, the relative strength of our intellectual property portfolio and the recourse available to us.

We rely on third party providers and other suppliers for a number of services that are important to our business. An interruption or cessation of an important service or supply by any third party could have a material adverse effect on our business.

We depend on a number of suppliers, such as online service providers, hosting service and software providers, data processors, software and hardware vendors, banks, local and regional utility providers, and telecommunications companies, for elements of our trading, clearing and other systems. We rely on access to certain data used in our business through licenses with third parties and we rely on a large international telecommunications company for the provision of hosting services. The general trend toward industry consolidation may increase the risk that these services may not be available to us in the future. In addition, participants trading on our electronic platform may access it through 44 order routing and 34 trade capture conformed ISVs, which represent a substantial portion of the ISVs that serve the commodities markets. The loss of a significant number of ISVs providing access could make our platform less attractive to participants who prefer this form of access. If these companies were to discontinue providing services to us, we would likely experience significant disruption to our business.

We are subject to significant litigation and liability risks.

Many aspects of our business, and the businesses of our participants, involve substantial risks of liability. These risks include, among others, potential liability from disputes over terms of a trade and the claim that a system failure or delay caused monetary loss to a participant or that an unauthorized trade occurred. For example, dissatisfied market participants that have traded on our electronic platform or those on whose behalf such participants have traded, may make claims regarding the quality of trade execution, or allege improperly confirmed or settled trades, abusive trading practices, security and confidentiality breaches, mismanagement or even fraud against us or our participants. In addition, because of the ease and speed with which sizable trades can be executed on our electronic platform, participants can lose substantial amounts by inadvertently entering trade orders or by entering them inaccurately. A large number of significant error trades could result in participant dissatisfaction and a decline in participant willingness to trade in our electronic markets. In addition, we are subject to various legal disputes, some of which we are involved in due to acquisition activity. An adverse resolution of any lawsuit or claim against us may require us to pay substantial damages or impose restrictions on how we conduct business, either of which could adversely affect our business, financial condition and operating results.

The market price of our common stock may be volatile.

Securities and derivatives markets worldwide experience significant price and volume fluctuations. This market volatility, as well as the factors listed below, could affect the market price of our common stock:

•	quarterly variations in our results of operations or the results of operations of our competitors;

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earnings estimates or ratings downgrades;

•	the announcement of new products or service enhancements by us or our competitors;

•	announcements related to litigation;

•	potential acquisitions by us of, or of us by, other companies;

•	developments in our industry; and

•	general economic, market and political conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

Risks to ICE in connection with the acquisition of NYSE Euronext

We may fail to realize the anticipated benefits of the acquisition.

The success of the acquisition will depend on, among other things, our ability to combine our businesses and certain businesses of NYSE Euronext in a manner that facilitates growth opportunities and realizes anticipated synergies, and achieves the projected stand-alone cost savings and revenue growth trends identified by each company. On a combined basis, we expect to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies, including the use by certain of NYSE Euronext’s businesses of our technology and clearing capabilities, as well as greater efficiencies from increased scale and market integration.

However, we must successfully combine the businesses of ICE and NYSE Euronext in a manner that permits these cost savings and synergies to be realized. In addition, we must achieve the anticipated savings and synergies without adversely affecting current revenues and our investments in future growth. If we are not able to successfully achieve these objectives, the anticipated benefits of the acquisition may not be realized fully or at all or may take longer to realize than expected. In addition, the acquisition may not close due certain closing conditions, termination rights and required regulatory approvals that may not be received, may take longer than expected or may impose conditions that are not acceptable.

Our failure to integrate successfully certain businesses and operations of NYSE Euronext in the expected time frame may adversely affect our future results.

Historically, ICE and NYSE Euronext have operated as independent companies, and they will continue to do so until the completion of the acquisition. Our management may face significant challenges in consolidating certain businesses, the functions (including regulatory functions) of each company, integrating the technologies, organizations, procedures, policies and operations, as well as addressing differences in the business cultures of the two companies and retaining key personnel. The integration may also be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the acquisition may also disrupt each company’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect our relationships with market participants, employees, regulators and others with whom each company has business or other dealings or limit our ability to achieve the anticipated benefits of the acquisition. In addition, difficulties in integrating the businesses or regulatory functions of each company could harm our reputation.

Combining our businesses and NYSE Euronext may be more difficult, costly or time-consuming than expected, which may adversely affect our results and negatively affect the value of our stock following the acquisition.

The companies have entered into the acquisition agreement because each believes that the acquisition will be beneficial to its respective companies and stockholders and that combining the businesses will produce benefits and cost savings. If we are not able to successfully combine the businesses in an efficient and effective manner, the anticipated benefits and cost savings of the acquisition may not be realized fully, or at all, or may take longer to realize than expected, and the value of our common stock may be affected adversely.

An inability to realize the full extent of the anticipated benefits of the acquisition and the other transactions contemplated by the acquisition agreement, as well as any delays encountered in the integration process, could have an adverse effect upon our revenues, level of expenses and operating results, which may affect adversely the value of the our common stock after the completion of the acquisition.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual synergies, if achieved at all, may be lower than what we expect and may take longer to achieve than anticipated. If we are not able to adequately address these challenges, we may be unable to successfully integrate NYSE Euronext’s operations into our own or to realize the anticipated benefits of the integration of the two companies.

Termination of the acquisition agreement could negatively impact us.

If the acquisition agreement is terminated under certain circumstances, we will be required to pay NYSE Euronext a termination fee of up to $750 million, including if the acquisition agreement is terminated due to a failure to receive required regulatory approvals. We also may be required to pay a termination fee of $100 million, $300 million or $450 million if the acquisition agreement is terminated under other specified circumstances. These termination fees may be substantial and, in some instances, such as failure to secure required regulatory approvals, the cause for termination is not within our control.

We will incur significant transaction and acquisition-related costs in connection with the acquisition.

We have incurred and expect to incur a number of non-recurring costs associated with the acquisition. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Some of these costs are payable regardless of whether the acquisition is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the acquisition. While both ICE and NYSE Euronext have assumed that a certain level of expenses would be incurred in connection with the acquisition and the other transactions contemplated by the acquisition agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses. Moreover, there could also be significant amounts payable in cash with respect to dissenting shares, which could adversely affect our liquidity.

There may also be additional unanticipated significant costs in connection with the acquisition that we may not recoup. These costs and expenses could reduce the benefits and additional income we expect to achieve from the acquisition. Although we expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

For a period of time following the acquisition, we expect to have significantly less cash on hand than the sum of cash on hand of ICE and NYSE Euronext prior to the acquisition. This reduced amount of cash could adversely affect our ability to grow and perform.

Following completion of the acquisition, after payment of the acquisition consideration, the expenses of consummating the acquisition, and all other cash payments relating to the acquisition, we are expected to have less cash and cash equivalents than ICE and NYSE Euronext would have had on a combined basis prior to the acquisition. Although we believe that this amount will be sufficient to meet our business objectives and capital needs, this amount is significantly less than the combined cash and cash equivalents of the two companies prior to the acquisition and cash payments relating to the acquisition, and could constrain our ability to grow our business. Our financial position following the acquisition could also make us vulnerable to general economic downturns and industry conditions, and place us at a competitive disadvantage relative to our competitors that have more cash at their disposal. In the event that we do not have adequate capital to maintain or develop our business, additional capital may not be available to us on a timely basis, on favorable terms, or at all.

If the acquisition is consummated, we will incur a substantial amount of debt to finance the cash portion of the acquisition consideration, which could restrict our ability to engage in additional transactions or incur additional indebtedness.

In connection with the acquisition, we plan to borrow up to $1.8 billion under our senior unsecured credit facility, which is the full unrestricted and available amount that may be borrowed for the acquisition consideration. Following the completion of the acquisition, the combined company will have a significant amount of indebtedness outstanding. This substantial level of indebtedness could have important consequences to our business, including making it more difficult to satisfy our debt obligations, increasing our vulnerability to general adverse economic and industry conditions, limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and restricting us from pursuing certain business opportunities. We intend to refinance the $1.8 billion we plan to borrow under our revolving credit facility subsequent to, or in connection with, the acquisition through the issuance of new debt to refinance and restore the majority of the $1.8 billion borrowed and to extend the term of the debt. In addition, in connection with the acquisition, NYSE Euronext’s existing revolving credit facility will terminate, and certain other indebtedness of NYSE Euronext may need to be, refinanced, as a result of change-of-control or other provisions. We may not be successful in refinancing our debt or existing NYSE Euronext debt and we cannot assure you that any such financing will be available or that the terms of such financing will be favorable. In addition, any such financing may include restrictions on our ability to engage in certain business transactions or incur additional indebtedness.

The acquisition may not be accretive and may cause dilution to our earnings per share, which may negatively affect the market price of our common stock.

Although we currently anticipate that the acquisition will be accretive to earnings per share (on an adjusted earnings basis) from and after the acquisition, this expectation is based on preliminary estimates, which may change materially. In connection with the completion of the acquisition, we currently expect to issue approximately 42.4 million shares of our common stock. The issuance of these new shares of our common stock could have the effect of depressing the market price of our common stock. In addition, we could also encounter additional transaction-related costs or other factors such as the failure to realize all of the benefits anticipated in the acquisition. All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the acquisition and cause a decrease in the market price of our common stock.